Exhibit 99.18

March 27, 2012

CONSENT OF CHRISTOPHER ELLIOTT

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corp.’s (the ‘Company’) Annual Report on Form 40-F for the year ended December 31, 2011 (the ‘Annual Report’), I, Christopher Elliott, B.Eng. (Mining), FAusIMM, Principal Mining Consultant (SRK Consulting (Canada), Inc.), hereby consent to the inclusion in, or incorporation by reference into, the Annual Report and the Company’s Registration Statements on Form S-8 (File No. 333-128128) and Form F-10 (File No. 333-167567), of the following:

1.	General overview of the Pascua-Lama Project;
2.	Technical report dated October 28, 2009, entitled “Amended NI 43-101, Technical Report, Pascua-Lama Project, Region III, Chile / San Juan Province, Argentina” addressed to Silver Wheaton Corp.

Yours truly,

/s/ Christopher Elliott

Christopher Elliott, B.Eng. (Mining), FAusIMM
Principal Mining Consultant
SRK Consulting (Canada), Inc.